Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018

In this report, as used herein, and unless the context suggests otherwise, the terms “CADC,” “Company,” “we,” “us” or “ours” refer to the combined business of China Advanced Construction Materials Group, Inc., its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2018 filed with the Securities and Exchange Commission on December 10, 2018 (the “2018 Form 10-K”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2018 Form 10-K under “Item 1A. Risk Factors” or in other parts of the 2018 Form 10-K.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

Six Months Ended December 31, 2018 vs. December 31, 2017

	Six months ended
	December 31,
				Percentage
	2018	2017	Change	Change
Revenue	$26,242,214	$24,023,532	$2,218,682	9%
Cost of revenue	22,666,775	20,676,106	1,990,669	10%
Gross profit	3,575,439	3,347,426	228,013	7%
Recovery of doubtful accounts	258,378	696,833	(438,455)	(63)%
Selling, general and administrative expenses	(3,341,973)	(2,774,616)	567,357	20%
Research and development expenses	(125,553)	(786,934)	(661,381)	(84)%
Amortization of deferred stock compensation cost	(1,412,500)	-	1,412,500	100%
(Loss) income from operations	(1,046,209)	482,709	(1,528,918)	(317)%
Other expense, net	(2,025,504)	(3,177,104)	(1,151,600)	(36)%
Loss before provision for income taxes	(3,071,713)	(2,694,395)	(377,318)	(14)%
Provision for income taxes	-	-	-	-%
Net loss	$(3,071,713)	$(2,694,395)	$(377,318)	(14)%

Revenue. Our revenue is primarily generated from sales of our advanced ready-mix concrete products. For the six months ended December 31, 2018, we generated revenue of approximately $26.2 million, as compared to approximately $24.0 million during the six months ended December 31, 2017, an increase of approximately $2.2 million, or 9%. The increase in revenue was principally due to the increased sales volume of products by 5.3% from 403,432 units to 424,764 units. Compared to the same period in 2017, there were more construction jobsites and bigger construction areas during the six months ended December 31, 2018, so our sales volume increased. The increase was also due to the increased selling unit price by 7.3%. In late 2017, the local government shut down a number of small and non-qualified concrete manufactures, which led to less competition in the industry and drove up the selling price of the concrete as the supply of concrete was reduced. Therefore, the average selling price was raised starting from October 2017 and has remained consistent since. The increase was offset by the depreciation of Chinese Reminbi (“RMB”) against the U.S. dollar of 3.4%.

Cost of Revenue. Cost of revenue, which consists of direct labor, rentals, depreciation, other overhead and raw materials, including inbound freight charges, was approximately $22.7 million for the six months ended December 31, 2018, as compared to approximately $20.7 million for the six months ended December 31, 2017, an increase of approximately $2.0 million, or 10%. The increase in cost of revenue was primarily associated with the increase in our sales volume mainly due to the increased construction needs as discussed above. The increase was also due to the increase of unit production costs of 7.6%, which was principally caused by unit price inflation of our raw materials, such as cement, sand, stone and mine powder for the six months ended December 31, 2018, as compared to the same period in 2017.

Gross Profit. Gross profit was approximately $3.5 million for the six months ended December 31, 2018, as compared to approximately $3.3 million of gross profit for the six months ended December 31, 2017, a positive change of approximately $0.2 million, which was primarily due to the increase of our selling price of concrete only partially offset by the increase of unit production costs during the six months ended December 31, 2018 as compared to the same period in 2017 for the reasons as discussed above.

Recovery of Doubtful Accounts. We had a recovery of doubtful accounts charge of approximately $0.3 million for the six months ended December 31, 2018 as compared to a recovery of approximately $0.7 million during the six months ended December 31, 2017, a decrease of approximately $0.4 million, or 63%. The change was attributable to the fact that we collected our aged prepayments – related party that were over 180 days past due during the six months ended December 31, 2018.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of sales commissions, advertising and marketing costs, office rent and expenses, costs associated with staff and support personnel who manage our business activities, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $3.4 million for the six months ended December 31, 2018 as compared to approximately $2.8 million for the six months ended December 31, 2017, an increase of approximately $0.6 million. The increase was primarily due to approximately $0.2 million increase in legal fees and approximately $0.4 million increase in audit fees due to the restatement services during the six months ended December 31, 2018.

Research and Development Expenses. Research and development expenses were approximately $0.1 million for the six months ended December 31, 2018 as compared to $0.8 million for the same period in 2017. We had a third party do research on renewable ready-mix concrete during the six months ended December 31, 2017, so research and development expenses dropped during the same period in 2018.

Amortization of Deferred Stock Compensation Cost. Deferred stock compensation cost was approximately $1.4 million for the six months ended December 31, 2018 for business consulting services. There were no such services in 2017.

(Loss) Income from Operations. We incurred a loss from operations of approximately $1.0 million and income of approximately $0.5 million for the six months ended December 31, 2018 and 2017, respectively. The decrease of approximately $1.5 million was primarily due to the reasons previously discussed.

Other Expense, Net. Our other expense, net consists of interest income (expense), finance expense and other non-operating income (expense). We had other expense of approximately $3,000 and $22 during the six months ended December 31, 2018 and 2017, respectively. Approximately $892,000 and $564,000 of interest expense was recorded for the six months ended December 31, 2018 and 2017, and approximately $6,000 and $2,000 of finance expense was recorded for the six months ended December 31, 2018 and 2017, respectively. Approximately $1.1 million and $2.6 million of estimated claims and interest charges were recorded for the six months ended December 31, 2018 and 2017, respectively, due to legal actions related to several lawsuits against Xin Ao.

Provision for Income Taxes. We did not incur income tax expense for the six months ended December 31, 2018 and 2017 as we had net operating losses.

Net Loss. We incurred a net loss of approximately $3.1 million for the six months ended December 31, 2018, as compared to a net loss of approximately $2.7 million for the six months ended December 31, 2017. This change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We engage in the production of advanced construction materials for large-scale infrastructure, commercial and residential developments. Our business is capital intensive and we are highly leveraged. Debt financing in the form of short-term bank loans (which is currently in default and under renegotiation), loans from related parties and bank acceptance notes, have been utilized to finance our working capital requirements and capital expenditures. Working capital was approximately $6.0 million as of December 31, 2018, as compared to $7.0 million as of June 30, 2018. As of December 31, 2018, in addition to cash on-hand, we also have other current assets mainly composed of accounts receivable and prepayments.

Although we believe that we can realize our current assets in the normal course of business, our ability to repay our current obligations will depend on the future realization of our current assets. Management has considered historical experience, the economic environment, trends in the construction industry, the expected collectability of accounts receivable and the realization of the prepayments on inventory, and provided for an allowance for doubtful accounts as of December 31, 2018. We expect to realize balances net of allowance within the normal operating cycle of a twelve-month period. If we are unable to realize our current assets within the normal twelve-month operating cycle, we may have to consider supplementing our available sources of funds through the following:

●	Financial support and credit guarantee commitments from the Company’s officers/shareholders.

●	Other available sources of financing from PRC banks and other financial institutions, given our credit history.

●	Employee loans.

Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements and debt obligations as they become due. However, there is no assurance that management will be successful in their plans. There are a number of factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for our products, economic conditions, competitive pricing in the concrete-mix industry, our operating results not continuing to deteriorate and our bank and shareholders being able to provide continued financial support.

In addition, the Company is involved in various lawsuits, claims and disputes related to its operations and the personal guarantees of its executives to affiliated entities. The Company is actively defending these actions and attempting to mitigate the Company’s exposure to any liability in excess of the current provision of approximately $5.4 million. The ultimate outcome of these pending actions cannot presently be determined, but currently management is of the opinion that any potential additional liability would not have a material impact on the Company’s consolidated financial position. Nevertheless, due to the uncertainties with litigation, the PRC legal system, claims and disputes, it is at least reasonably possible that management’s view of the outcome could change in the near term.

Furthermore, as of December 31, 2018, the Company’s VIE, Xin Ao, is involved with many civil lawsuits with potential judgments in the amount of approximately $13.7 million and the likelihood of the outcome of these lawsuits cannot presently be determined. These lawsuits involve the Company principally due to the personal guarantees by Mr. Xianfu Han, and Mr. Weili He, the Company’s shareholders and officers, because they are also the shareholders of Xin Ao. Because Mr. Han and Mr. He are the shareholders of Xin Ao, the plaintiffs included Xin Ao in the joint complaints. Xin Ao was not involved in most of the lawsuits but named as a joint defendant in the lawsuits. As a result, Xin Ao might have exposure to any judgements in the future under PRC laws.  Mr. Han and Mr. He have agreed to indemnify the Company for any amounts Xin Ao may have to pay.  Should the outcome of these lawsuits require Xin Ao to pay because the other co-defendants of the lawsuits and Mr. Han. and Mr. He were unable to liquidate their personal assets or their ownership interest in their privately held companies timely to pay for the judgements, the Company’s working capital as of December 31, 2018 would be reduced from approximately $6.0 million to a net working capital of approximately $0.6 million.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the six months ended
	December 31,
	2018	2017
Net cash provided by operating activities	$505,929	$2,336,550
Net cash used in investing activities	(50,328)	(44,503)
Net cash provided by (used in) financing activities	13,202	(1,531,216)
Effect of foreign currency translation on cash and cash equivalents	(67,424)	151,885
Net increase in cash and cash equivalents	$401,379	$912,716

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities. Net cash provided by operating activities totaled approximately $0.5 million for the six months ended December 31, 2018, which was attributable to a net loss of $3.1 million and adjustments to reconcile the net loss to net cash provided by operating activities of approximately $1.7 million, including adjustments for approximately $0.6 million of depreciation, approximately $1.4 million of stock compensation amortization expense, and approximately $0.3 million of a recovery of doubtful accounts. Net cash from changes in operating assets and liabilities resulted in a net cash inflow, which mainly included cash inflow for decrease of prepayment – related party of $3.0 million as we have already secured enough materials for production from third parties, increase of accounts payable of approximately $8.7 million, excluding a non-cash offset of $3.3 million, increase of other payables of approximately $1.3 million, addition of approximately $0.4 million other payables-shareholders, and an increase of approximately $1.4 million in accrued liabilities and contingent liabilities. Net cash inflow was primarily offset by increase of accounts receivable of approximately $3.6 million, excluding a non-cash offset of $3.3 million, payments of other receivables of approximately $2.1 million, payments of prepayments and advances of approximately $6.6 million and decrease of customer deposits of approximately $5.3 million.

Investing Activities. Approximately $50,000 used in the purchase of property, plant and equipment during the six months ended December 31, 2018.

Financing Activities. Net cash provided by financing activities totaled approximately $13,000 for the six months ended December 31, 2018, which was primarily attributable to approximately $5.0 million in new bank loans and approximately $0.5 million for the sale of ordinary shares. Net cash inflow was offset by approximately $5.4 million in repayments of bank loans.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

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